03015008

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37937

SEC MAIL RECEIVED PROCESSING FEB 2 8 2003 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
IFG Network Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3424 Peachtree Road NE, Suite 1900
(No. and Street)

Atlanta	**GA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. Paul Stewart, Jr. **770-850-7516**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst and Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 2 8 2003 SECTION

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Paul Stewart, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of IFG Network Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Operations.
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

IFG Network Securities, Inc.

For the year ended December 31, 2002
with Reports of Independent Auditors

IFG Network Securities, Inc.

Audited Financial Statements
and Supplemental Information

For the year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
IFG Network Securities, Inc.

We have audited the accompanying statement of financial condition of IFG Network Securities, Inc. (a wholly owned subsidiary of Investors Financial Planning, Inc., which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IFG Network Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Atlanta, Georgia
February 14, 2003

0210-0357284

A Member Practice of Ernst & Young Global

IFG Network Securities, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	**$ 3,387,551**
Commissions and concessions receivable	**1,719,480**
Due from affiliates, including $385,449 under tax allocation agreement	**558,057**
Accounts receivable, net of allowance of $20,000	**38,411**
Deferred income tax asset	**525,683**
Other assets	**601,937**
Total assets	**$ 6,831,119**
Liabilities and stockholder's equity	
Liabilities:	
Commissions and concessions payable	**$ 2,285,859**
Due to affiliates, including $84,465 under tax allocation agreement	**1,085,807**
Accounts payable and other accrued expenses	**998,401**
Other liabilities	**60,098**
Total liabilities	**4,430,165**
Stockholder's equity:	
Common stock, $.01 par value; 7,500 shares authorized; 1,000 shares issued and outstanding	**10**
Additional paid-in capital	**1,878,836**
Retained earnings	**522,108**
Total stockholder's equity	**2,400,954**
Total liabilities and stockholder's equity	**$ 6,831,119**

See accompanying notes.

IFG Network Securities, Inc.

Statement of Operations

Year ended December 31, 2002

Revenues:	
Commissions	$38,159,789
Interest and dividend income	167,835
Other	645,726
Total revenues	38,973,350
Expenses:	
Commissions	33,117,518
Management fees paid to affiliates	4,754,002
Other operating expenses	1,226,881
Total expenses	39,098,401
Loss before taxes	(125,051)
Income tax expense (benefit):	
Current	185,457
Deferred	(212,730)
Total income tax benefit	(27,273)
Net loss	$ (97,778)

See accompanying notes.

IFG Network Securities, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2002	$10	$1,878,836	$619,886	$2,498,732
Net loss	-	-	(97,778)	(97,778)
Balance at December 31, 2002	**$10**	**$1,878,836**	**$522,108**	**$2,400,954**

See accompanying notes.

IFG Network Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net loss	$ (97,778)
Adjustments to reconcile net loss to net cash used by operating activities:	
Allowance for bad debts	43,865
Deferred income taxes	(212,730)
Change in operating assets and liabilities:	
Commissions and concessions receivable	(158,466)
Due from affiliate	(652,046)
Accounts receivable	(82,276)
Other assets	(488,544)
Commissions and concessions payable	775,833
Accounts payable and other accrued expenses	644,387
Due to affiliates	(518,666)
Other liabilities	56,180
Net cash used by operating activities	(690,241)
Net decrease in cash and cash equivalents	(690,241)
Cash and cash equivalents at beginning of year	4,077,792
Cash and cash equivalents at end of year	$ 3,387,551
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	$ 469,132

See accompanying notes.

IFG Network Securities, Inc.

Notes to Financial Statements

December 31, 2002

1. Nature of Business and Ownership

IFG Network Securities, Inc. (the "Company") is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Investors Financial Planning, Inc. (the "Parent") and ultimately of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

2. Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Revenue Recognition

Commission revenue and expense are recognized on a trade-date basis, which is the date a trade is executed.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2002 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense (benefit) consists of the following for the year ended December 31, 2002:

Current:	
Federal	$ 160,072
State	25,385
	185,457
Deferred:	
Federal	(212,730)
	(212,730)
Total	$ (27,273)

Variations from the federal statutory rate are as follows for the year ended December 31, 2002:

Expected federal income tax benefit at statutory rate of 35%	$ (43,768)
State income tax expense, net of federal benefit	16,500
Other	(5)
Income tax benefit	$ (27,273)

3. Income Taxes (continued)

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is due primarily to state income taxes.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2002. Significant components of the Company's deferred tax assets at December 31, 2002 are as follows:

Deferred tax assets:	
Deferred compensation	**$201,801**
Intangible assets	**193,531**
Other	**130,351**
Net deferred tax asset	**$525,683**

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Related Party Transactions

The Company and one of its affiliates, IFG Services, LLC ("Services"), a wholly owned subsidiary of Investors Financial Group, LLC, have entered into an agreement ("Agreement") whereby Services provides administrative services for a fee. The Agreement allows expenses to be allocated, using a consistent method, to the extent it does not place the Company in violation of its net capital requirements. During the year ended December 31, 2002, administrative services fees of $4,754,002 were paid to Services by the Company. There were no unbilled fees at December 31, 2002. The Company received $6,321,427 in revenues from an affiliate for broker-dealer services for the year ended December 31, 2002.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

5. Employee and Registered Representative Benefits

Deferred Compensation Plan

The Company maintains through the ING Brokers Network, LLC ("ING BN") and through ING AIH a deferred compensation plan (the "Plan") for registered representatives. Under the Plan, if certain eligibility requirements are met, a participant may defer a portion of their income, including commision and fee earnings, as applicable. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to participants based upon the actual rate of return of the underlying investment index choice. Such amounts are recorded in the Company's results of operations. The Plan is unfunded; therefore, benefits are paid from the general assets of the Company. However, the Company has made investments that mirror amounts and elections of the participants, of which $576,326 is included in other assets and is carried at market value. The total of net participant deferrals which is reflected in accounts payable and other accrued expenses was $576,573 at December 31, 2002. The interest expense related to the Plan (net of the Company's investment results) was $171 for the year ended December 31, 2002.

6. Contingencies

The Company is party to a number of claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2002, the Company had net capital of $1,029,134, which was $772,212 in excess of its required net capital of $256,922. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 3.74 to 1.

Supplemental Information

IFG Network Securities, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Stockholder's equity	**$2,400,954**
Non-allowable assets	
Commissions and concessions receivable (aged)	**213,182**
Due from affiliates	**558,057**
Deferred income tax asset	**525,683**
Other assets	**74,022**
Total non-allowable assets	**1,370,944**
Net capital before haircuts	**1,030,010**
Haircuts	**876**
Net Capital	**$1,029,134**
Aggregate indebtedness (AI)	
Accounts payable and other accrued expenses	**$ 422,074**
Commissions and concessions payable	**2,285,859**
Due to affiliates	**1,085,807**
Other liabilities	**60,098**
Total aggregate indebtedness	**$3,853,838**
Minimum net capital requirement, 6 2/3 % of AI	**$ 256,922**
Minimum dollar net capital requirement	**$ 100,000**
Excess net capital	**$ 772,212**
Excess net capital at 1000%, as defined	**$ 643,750**
Ratio of aggregate indebtedness to net capital	**3.74 to 1**

IFG Network Securities, Inc.

Schedule II
Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2002

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2002.

IFG Network Securities, Inc.

Schedule III
Statement Regarding SEC Rule 15c3-3

December 31, 2002

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Ernst & Young

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Stockholder and Board of Directors
IFG Network Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of IFG Network Securities, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Atlanta, Georgia
February 14, 2003